UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Commission File Number: 000-33067

                             CUSIP Number: 70322H106

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K

             [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR


  For Period Ended: SEPTEMBER 30, 2006

     [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended :________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Patient Safety Technologies, Inc.
                           --------------------------------------------

Former name if applicable:
                           --------------------------------------------

Address of principal executive office (street and number):
                                               1800 Century Park East, Suite 200
                                               ---------------------------------

City, state and zip code:   Los Angeles, California  90067
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                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]            (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

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

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

               WILLIAM B. HORNE, CHIEF FINANCIAL OFFICER, (310) 895-7750

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                    [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes   [ ] No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

               Patient Safety Technologies, Inc. (the "COMPANY") anticipates that its revenue for the three and nine months ended September 30, 2006 is significantly less than its revenue for the three and nine months ended September 30, 2005. The decrease in revenue is primarily the result of a decrease in consulting services revenues recognized during the 2006 periods. The Company anticipates that its operating expenses and net loss for the three and nine months ended September 30, 2006 are significantly greater than the expenses and net loss for the three and nine months ended September 30, 2005. The increase in operating expenses for the three and nine months ended September 30, 2006 when compared to June 30, 2005, was primarily the result of stock based compensation expenses, amortization of debt discount and to a lesser extent salaries and employee benefits, and interest expense. Net loss increased for the three and nine months ended September 30, 2006 compared to the three and nine months ended September 30, 2005 primarily as a result of a significant increase in operating expenses.

               A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-Q has not been completed.

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                        PATIENT SAFETY TECHNOLOGIES, INC.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2006                     By:  /s/ WILLIAM B. HORNE
      ---------------------                      ----------------------------
                                            William B. Horne
                                            Chief Financial Officer



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